Exhibit 99.1

Océ N.V.: composition Board of Supervisory Directors

Mr. J.L. Brentjens (1940), chairman of the Board of Supervisory Directors of Océ N.V., has made it known several years ago that he gradually wished to reduce the number of his board posts and therefore wants to retire from the Board of Supervisory Directors during the Annual General Meeting of Shareholders in 2007. Since his appointment in 2001 Mr. Brentjens has made an important contribution, first as member and later also as chairman of the Board of Supervisory Directors, to the effective functioning of the Board and of Océ. Our thanks goes to Mr. Brentjens for his great dedication and commitment.

Mr. P.A.F.W. Elverding (1948) is willing to asssume the chairmanship of the Board from Mr. Brentjens with effect from April 20, 2007. Mr. Elverding was appointed member of the Supervisory Board of Océ N.V. in 2006. After the retirement of Mr. Brentjens the Board of Supervisory Directors will consist of five members (at present six).

January 29, 2007

Océ N.V.

Venlo, the Netherlands

For further information:

Investor Relations:	Press:
Carlo Schaeken, VP Investor Relations	Jan Hol
Vice President Investor Relations	Senior Vice President Communications
Tel. +31 77 359 2240	Tel. + 31 77 359 2000
e-mail investor@oce.com	e-mail jan.hol@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com